Crimson Horticultural Rarities
Profit and Loss
January - December 2024

	Total
Income	
4000 Sales	
4100 Retail Sales	416,944.00
4200 Installation Income	56,442.00
4250 Services	3,322.00
Total 4200 Installation Income	$ 59,764.00
4300 Landscaping Income	29,087.59
4400 Weddings and Floral Arrangements	16,490.58
4500 Online Sales	42,556.50
4600 Shipping Income	8,327.50
4805 Income	500.00
Total 4000 Sales	$ 573,670.17
Total Income	$ 573,670.17
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Floral Product	30,369.70
5150 Retail Product	180,324.50
5200 Installation Product	3,598.33
Total 5000 Cost of Goods Sold	$ 214,292.53
Total Cost of Goods Sold	$ 214,292.53
Gross Profit	$ 359,377.64
Expenses	
6000 Labor	
6100 Payroll	
6110 Wages	188,312.29
Total 6100 Payroll	$ 188,312.29
6900 Benefits & Payroll Taxes	
6910 Employer Payroll Taxes	17,422.94
6930 Health Insurance	9,984.62
6940 Workers Comp	5,356.79
Total 6900 Benefits & Payroll Taxes	$ 32,764.35
Total 6000 Labor	$ 221,076.64
7000 Controllable Expenses	
7100 Supplies	
7115 Shipping Supplies	4,358.39
7120 Shop Supplies	8,052.23
Total 7100 Supplies	$ 12,410.62
7200 Advertising and Promotion	3,235.23
7250 General & Admin Expenses	
7255 Accounting	27,413.01
7260 Professional Fees	43,900.00
7265 Subcontractors	6,885.70
7270 Dues and Subscriptions	2,962.01
7271 Website	5,190.05
Total 7270 Dues and Subscriptions	$ 8,152.06
7285 Office Expense	1,507.73

7290 Postage and Delivery		8,399.28
Total 7250 General & Admin Expenses	$	**96,257.78**
7300 Complimentary Expenses		
7305 Charitable Donations		1,311.45
Total 7300 Complimentary Expenses	$	**1,311.45**
7350 Meals, Transportation & Travel		
7355 Meals & Entertainment		3,915.07
7360 Automobile Expense		
7361 Fuel		1,224.39
7362 Insurance		2,183.58
7363 Lease		6,929.41
7364 Parking and Tolls		1,160.10
7365 Registration		464.89
7366 Repair & Maint		2,446.43
Total 7360 Automobile Expense	$	**14,408.80**
Total 7350 Meals, Transportation & Travel	$	**18,323.87**
7400 Service & Banking Fees		748.50
7405 Payroll Processing Fees		901.80
7415 Merchant Account Fees		11,689.47
Total 7400 Service & Banking Fees	$	**13,339.77**
7450 Utilities		
7455 Garbage		5,575.56
7465 Security		959.55
7470 Telephone and Internet Expense		4,765.21
7475 Water		763.90
Total 7450 Utilities	$	**12,064.22**
Total 7000 Controllable Expenses	$	**156,942.94**
8000 Non Controllable Expenses		
8100 Occupancy		
8105 Rent Expense		57,002.03
8115 Liability Insurance		1,504.65
Total 8100 Occupancy	$	**58,506.68**
Total 8000 Non Controllable Expenses	$	**58,506.68**
9130 Uncategorized Expense		0.00
Total Expenses	$	**436,526.26**
Net Operating Income	-$	**77,148.62**
Other Income		
9600 Interest Income		19.09
Total Other Income	$	**19.09**
Other Expenses		
9500 Interest, Taxes & Depreciation		
9605 Interest Expense - CC		22,095.59
9610 Interest Expense - Other		15,527.79
9615 Taxes		664.65
Total 9500 Interest, Taxes & Depreciation	$	**38,288.03**
Total Other Expenses	$	**38,288.03**
Net Other Income	-$	**38,268.94**
Net Income	-$	**115,417.56**

Crimson Horticultural Rarities
Balance Sheet
As of December 31, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
1100 Cash		2,322.00
1105 Chase Checking 7621		24,262.75
1110 Chase Savings 2233		0.00
1120 Petty Cash		0.00
Total 1100 Cash	$	26,584.75
Total Bank Accounts	$	26,584.75
Accounts Receivable		
1200 A/R		
1205 Accounts Receivable		0.00
Total 1200 A/R	$	0.00
Total Accounts Receivable	$	0.00
Other Current Assets		
12000 Undeposited Funds		0.00
Retail Store Inventory		57,731.63
Uncategorized Asset		4,955.00
Wedding Inventory		0.00
Total Other Current Assets	$	62,686.63
Total Current Assets	$	89,271.38
Fixed Assets		
15000 Furniture, Equp & Tools		10,997.63
17000 Accumulated Depreciation		-99,084.32
Computer Equipment		16,622.24
Leasehold Improvements		71,464.45
Total Fixed Assets	$	0.00
Other Assets		
Loan To Allison		0.00
Sales - Clearing Account		314.88
Security Deposit		7,490.17
Total Other Assets	$	7,805.05
TOTAL ASSETS	$	97,076.43
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	$	0.00
Credit Cards		
Alaska Airlines CC		9,695.21
Amex Plum - 92004		0.00
Barclay Credit Card		4,002.75
Chase CC 3718		24,018.74
Chase INK 3131		73,496.43
DISCOVER IT CARD (6574) - 8		9,904.22
Total Credit Cards	$	121,117.35
Other Current Liabilities		
2100*OE Payroll Liabilities		-29,690.99
CA PIT / SDI		0.00
CA SUI / ETT		118.39
Cal-Savers		469.49

Federal Taxes (941/944)		26,276.07
Federal Unemployment (940)		2,827.04
Total 2100*OE Payroll Liabilities	$	**0.00**
2200 OLD_Sales Tax Payable		0.00
California Department of Revenue Payable		970.04
Customer Deposits		5,022.00
Direct Deposit Payable		0.00
Dona Loan		10,150.00
Sales Tax Payable		213,873.21
Sales Tax Payable		-225,015.97
Total Sales Tax Payable	-$	**11,142.76**
Sales Tax Payable - Prepayment		0.00
Sales Tax Payable - Sales Tax		0.00
Shopify Loan #3		31,604.41
Sizemore - Loan Payable		15,000.00
Total Other Current Liabilities	$	**51,603.69**
Total Current Liabilities	$	**172,721.04**
Long-Term Liabilities		
Apple Computer Loan		0.00
Celtic Bank Loan		0.00
CIT Capital Loan		0.00
Heloc Loan		0.00
Kiva Loan		503.15
Line of Credit *4003		24,609.84
Loan - Direct Capital		0.00
PPP Loan		0.00
PPP Loan #2		0.00
SBA Loan		130,787.00
SEP Liability		5,000.00
Shopify - Loan		0.00
Shopify Loan #2		-3,958.69
Total Long-Term Liabilities	$	**156,941.30**
Total Liabilities	$	**329,662.34**
Equity		
3000*OE Opening Balance Equity {30}		8,297.52
31400 Shareholder Distributions		-19,235.34
Allison's Distributions		-333,205.52
Federal Taxes		-39,155.73
SEP Contributions		788.00
Total Allison's Distributions	-$	**371,573.25**
Lonna's Distributions		-11,500.00
Total 31400 Shareholder Distributions	-$	**402,308.59**
32000 Retained Earnings		-80,363.50
Opening Balance Equity		555.75
Owners Equity		54,435.68
A Futeral		305,628.07
Additional Paid in Capital		-10,332.31
L Lopez		-16,865.75
Total Owners Equity	$	**332,865.69**
Net Income		-115,417.56
Total Equity	-$	**256,370.69**
TOTAL LIABILITIES AND EQUITY	$	**73,291.65**

Crimson Horticultural Rarities
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-129,439.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 A/R	0.00
1205 A/R:Accounts Receivable	-750.00
Uncategorized Asset	-4,955.00
Accounts Payable (A/P)	14,772.30
Alaska Airlines CC	5,559.03
Amex Plum - 92004	-500.00
Barclay Credit Card	4,002.75
Chase CC 3718	7,268.04
Chase INK 3131	20,043.25
DISCOVER IT CARD (6574) - 8	3,076.55
2100*OE Payroll Liabilities	-260.86
California Department of Revenue Payable	970.04
Customer Deposits	5,022.00
Dona Loan	-4,850.00
Payroll Liabilities:Cal-Savers	469.48
Payroll Liabilities:Federal Taxes (941/944)	18,469.16
Sales Tax Payable	50,044.95
Sales Tax Payable:Sales Tax Payable	-62,507.32
Sales Tax Payable - Prepayment	-2,500.00
Shopify Loan #3	31,604.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 84,978.78**
Net cash provided by operating activities	**-$ 44,461.08**
INVESTING ACTIVITIES	
Sales - Clearing Account	8,130.30
Net cash provided by investing activities	**$ 8,130.30**
FINANCING ACTIVITIES	
Heloc Loan	0.00
Kiva Loan	-1,163.50
Line of Credit *4003	-8,236.60
SBA Loan	-8,041.00
Shopify Loan #2	-30,508.96
31400 Shareholder Distributions	115,277.17
Shareholder Distributions:Allison's Distributions	-17,598.57
Net cash provided by financing activities	**$ 49,728.54**
Net cash increase for period	**$ 13,397.76**
Cash at beginning of period	13,186.99
Cash at end of period	**$ 26,584.75**